
Bionomics Limited

5 May 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05008174

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 MAY 2005

BIONOMICS AWARDED GRANT EXTENSION FOR NEURO DRUG DEVELOPMENT

- **Two year extension and additional $859,000 in START funding for epilepsy and anxiety drug development**
- **With balance of original grant, access to $1.57m in grant funding for this work over next two years**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has received a two-year extension and an additional $859,000 in funding on its Federal Government R&D START grant for its central nervous system (CNS) drug development program. The original $2.87m grant awarded in 2003 has now been boosted to $3.73m and extended to June 30, 2007.

The additional funds plus the residual balance of the original grant gives Bionomics access to $1.57m in grant funds for its CNS program over the next two years.

Bionomics epilepsy and anxiety drug program focuses on the development of drugs that act on the GABA-A receptor, which is vital to brain function. The program incorporates Bionomics' intellectual property around the GABA-A receptor, including Bionomics' proprietary discovery of GABA-A receptor gene variations and a novel animal model of human inherited epilepsy.

In collaboration with local research organisations and utilising the capabilities of its recently acquired French CNS research company, Neurofit, Bionomics has developed a number of promising drug candidates from its CNS program. Its most advanced compounds for anxiety have been shown to reduce anxiety levels in mice without increasing sedative side effects – an important combination of results because many current anxiety drugs present side effects including sedation, which limit their effectiveness.

Bionomics expects to identify its lead series of anxiety compounds this calendar year.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

82-34682

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.